SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

To

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

SMG INDIUM RESOURCES LTD.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, $0.001 par value

(Title of Class of Securities)

78454K102

(CUSIP Number of Class of Securities)

Mary E. Paetzold

Chief Financial Officer

100 Park Avenue

New York, New York 10017

(212) 984-0635

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copy to:

Andrew P. Gilbert, Esq.

DLA Piper LLP (US)

51 John F. Kennedy Parkway, Suite 120

Short Hills, NJ 07078

(973) 520-2550

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$16,094,842.78	$1,870.23

*	The transaction value is estimated only for purposes of calculating the filing fee. This amount is based on the offer to purchase for not more than $16,094,842.78 in aggregate of up to 6,678,358 shares of common stock, par value $0.001 per share, at the tender offer price of $2.41 per share.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Advisory No. 1 for fiscal year 2015, equals $116.20 per $1,000,000 of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,870.23	Filing Party: SMG Indium Resources, Ltd.
Form or Registration No.: Schedule TO	Date Filed: October 30, 2014

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.   ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

SCHEDULE TO

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO (this “Schedule TO”) filed on October 30, 2014 by SMG Indium Resources, Ltd., a Delaware corporation (“SMG” or the “Company”). This Schedule TO, as amended by this Amendment No. 1, relates to the offer by the Company to purchase shares of its common stock, par value $0.001 per share (the “Shares”), up to an aggregate purchase price of $16,094,842.78, at a price equal to $2.41 per Share, net to the seller in cash, less any applicable withholding taxes and without interest. The Company’s offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 30, 2014 (the “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal,” which, together with the Offer to Purchase, as they may be amended or supplemented from time to time, constitute the “Offer”), copies of which are attached to this Amendment No. 1 as Exhibits (a)(1)(i) and (a)(1)(ii), respectively.

The information in the Offer to Purchase and the Letter of Transmittal is incorporated by reference in answer to Items 1 through 11 in this Schedule TO, and as more particularly set forth below.

Only those items amended are reported in this Amendment No. 1. Except as specifically provided herein, the information contained in the Schedule TO remains unchanged and this Amendment No. 1 does not modify any of the information previously reported in the Schedule TO. You should read this Amendment No. 1 together with the Schedule TO, the Offer to Purchase and the Letter of Transmittal.

Amendments to the Offer to Purchase

The Offer to Purchase and Items 1 through 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

1.	The section of the Offer to Purchase entitled “Summary Term Sheet – What is SMG offering to purchase?” on page 2 of the Offer to Purchase is hereby amended so that the first sentence shall be “We are offering to purchase up to an aggregate of 6,678,358 Shares in the Offer for up to an aggregate purchase price of $16,094,842.78.”

2.	The section of the Offer to Purchase entitled “Summary Term Sheet – How many shares will SMG purchase in the Offer?” on page 2 of the Offer to Purchase is hereby amended so that the first sentence of the first paragraph shall be “We will purchase up to an aggregate of 6,678,358 Shares in the Offer at a fixed price per share equal to $2.41.”

3.	The section of the Offer to Purchase entitled “Summary Term Sheet – What will the purchase price for the Shares be and what will be the form of payment?” on page 3 of the Offer to Purchase is hereby amended so that the second sentence of the first paragraph shall be “We will purchase up to an aggregate of 6,678,358 Shares in the Offer, or up to an aggregate purchase price of $16,094,842.78, at a fixed price per share equal to $2.41.”

4.	The section of the Offer to Purchase entitled “The Offer – 1. Number of Shares; Proration.” on page 11 of the Offer to Purchase is hereby amended so that the first sentence of the first paragraph shall be “Upon the terms and subject to the conditions of the Offer, we will purchase up to an aggregate of 6,678,358 Shares, or up to an aggregate purchase price of $16,094,842.78, or a lower aggregate purchase price depending on the number of Shares properly tendered and not properly withdrawn in accordance with Section 4 before the Expiration Time, at a price equal to $2.41 per Share, net to the seller in cash, less any applicable withholding taxes and without interest.”

5.	The section of the Offer to Purchase entitled “The Offer – 7. Conditions of the Offer.” on page 20 of the Offer to Purchase is hereby amended to remove the following sentence: “Our failure at any time to exercise any of the foregoing rights will not be deemed a waiver of any right, and each such right will be deemed an ongoing right that may be asserted at any time and from time to time.”

Item 12.	Exhibits.

(a)(1)(i)	Offer to Purchase, dated October 30, 2014, as amended. *

(a)(1)(ii)	Letter of Transmittal.

(a)(1)(iii)	Notice of Guaranteed Delivery. *

(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees. *

(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees. *

(a)(5)(i)	Press Release, dated October 30, 2014. *

(b)	None.

(d)	2008 Long-Term Incentive Compensation Plan (Incorporated by reference to Exhibit 4.6 to the Company’s Registration Statement on Form S-1 (File No. 333-165930) filed April 7, 2010).

(g)	None.

(h)	None.

* Previously filed.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No.1 to Schedule TO is true, complete and correct.

SMG INDIUM RESOURCES LTD.

/s/ Mary E. Paetzold
Name:	Mary E. Paetzold
Title:	Chief Financial Officer

Date: November 12, 2014

Index to Exhibits

Exhibit Number	Description

(a)(1)(i)	Offer to Purchase, dated October 30, 2014, as amended. *

(a)(1)(ii)	Letter of Transmittal.

(a)(1)(iii)	Notice of Guaranteed Delivery. *

(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees. *

(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees. *

(a)(5)(i)	Press Release, dated October 30, 2014. *

(b)	None.

(d)	2008 Long-Term Incentive Compensation Plan (Incorporated by reference to Exhibit 4.6 to the Company’s Registration Statement on Form S-1 (File No. 333-165930) filed April 7, 2010).

(g)	None.

(h)	None.

* Previously filed.